RENEWABLE ASSETS, INC.
                       7040 W. Palmetto Park Road
                          Building 4, No. 572
                          Boca Raton, FL 33433


                           September 12, 2006



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549


Re: 	Application for withdrawal of the Registration Statement
        on Form SB-2 of Renewable Assets, Inc.; File No.: 333-129458


Ladies and Gentlemen:

  	The Registrant hereby applies for withdrawal of its registration statement on Form SB-2, Commission File Number 333-129458 and states that no securities were sold in connection with the proposed offering.

	Renewable Assets, Inc. submits this application for withdrawal on the grounds that it is without the financial resources necessary to continue to pursue effectiveness of its registration statement on Form SB-2.

                                  Renewable Assets, Inc.


                                  /s/Alfred M. Schiffrin
                                  -------------------------------------
                                  Alfred M. Schiffrin, President